Exhibit 15

Online cosmetics retailer BeautyKind LLC was approved by the Securities and Exchange Commission to raise $10 million through a Regulation A+ initial public offering.

BeautyKind is a California-based prestige beauty Web site where consumers raise funds for charitable causes while they shop. The company also has a store inside Bloomingdale’s Outlet store in New York. The shares are expected to price at $6.25 and would give the company a market capitalization of approximately $45 million.

BeautyKind is unique in that it offers customers the opportunity to contribute 5 percent of its proceeds from each purchase to charity. The company also offers customers “cause”-based gift cards that can be given to new shoppers to apply against purchases. There is also a rewards program that allows customers to earn points from purchases made by customer referrals.

John Hilburn “Hil” Davis is the cofounder and chief executive officer of BeautyKind. He said his idea for the referral program was basically a mash-up of the dividend program at REI and rewards programs at Gilt and Rue La La. Hilburn previously founded the men’s custom clothing company J. Hilburn, which had sales of $55 million in 2014. He left J. Hilburn in fall 2013 to create BeautyKind.

Davis said he was always getting asked to be involved in charitable causes at J. Hilburn, plus he had wanted to shift from a men’s business to a women’s business. “Donor fatigue is real, but BeautyKind is a passive donation stream,” said Davis.

“Regulation A+ provides a way for individuals to own a piece of BeautyKind directly, in order to help fuel its new ventures and overall brand development,” said Davis. “We’re excited to offer investment opportunities that not only reach our customers, but also a wider audience, and look forward to taking this pivotal next step in the brand’s life cycle.”

Net proceeds from the offering are expected to reach $9.3 million and the company plans to significantly increase its marketing and advertising spends. The strategy is to use cable TV advertising and open more store-in-store concepts. In addition, BeautyKind plans a college sorority tour to build brand awareness among Millennials. Davis said proceeds will also be used to build out the management team and invest in technology. The company believes the proceeds from the offering will fund the company through January. The company also doesn’t believe it will be able to satisfy its cash requirements solely through the sale of beauty products and will rely on equity financing to fund its operations, which could mean the sale of more securities.

Davis said he expects BeautyKind to break even a year from now as he projects sales of $2 million a month. “The company is on track to do $6 million to $7 million in net revenues this year,” said Davis.

The company has suffered an aggregate net loss of $4.4 million since its inception in August 2014. For the six months ending July 31, 2015, BeautyKind had revenues of $517,713 and the cost of the revenue was $722,657. For the fiscal year ending Jan. 31, 2015 the company had revenues of $28,053 and the cost of the revenue was $39,923. Everett Pierce Marshall Jr. is a director of the company and has loaned the business $2 million.

Regulation A+ allows entrepreneurs to raise funds quickly through both accredited investors who are typically high net-worth individuals and/or institutions, and non-accredited investors who are everyday individuals interested in opportunities to invest in a brand.